 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ETHAN ALLEN INTERIORS INC. Ethan Allen Drive Danbury, Connecticut 06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of

The Ethan Allen Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2016.

Stamford, CT

June 28, 2018

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value	$199,853,531	$180,851,771

Receivables
Employer contributions	3,362,705	3,350,106
Employee contributions	472	264
Notes receivable from participants	4,376,897	4,049,308
Total receivables	7,740,074	7,399,678
Total assets	207,593,605	188,251,449
Liabilities:
Benefit claims payable	296,966	—
Net assets available for plan benefits	$207,296,639	$188,251,449

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2017

Additions to net assets attributed to:
Investments:
Net appreciation in fair value of investments	$16,605,818
Dividend income	10,479,227
Net investment gains	27,085,045
Interest from notes receivable from participants	178,756
Contributions:
Employer contributions	3,362,705
Employee contributions	9,984,372
Total contributions	13,347,077

Total additions	40,610,878
Deductions from net assets attributed to:
Benefits paid to participants	(21,448,299)
Administrative expenses	(117,389)
Total deductions	(21,565,688)

Net increase	19,045,190

Net assets available for plan benefits:
Beginning of year	188,251,449
End of year	$207,296,639

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The plan is a participant-directed defined contribution plan.

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $18,000 in 2017 and participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,000 in 2017 , to the 401(k) portion of the Plan (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

The Company at its discretion may elect to match participants’ pre-tax contributions to the 401(k) portion of the Plan. The Company elected to match 100% of the first $500 of pre-tax contributions and 50% of the next $1,600 of pre-tax contributions for 2017. As such, the maximum annual Company match was $1,300. If Company matching contributions are paid in cash, they follow the participants’ investment choices as of the date paid. For 2017, the Company made cash contributions of $2,867,705 in satisfaction of its matching contribution election for allocation to the accounts of employee participants.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $54,000 (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended) or (ii) 100% of the participant’s compensation for that Plan year. The actual contribution, if any, is made in the ensuing year. The Company declared and paid a profit-sharing contribution of $495,000 for both the 2017 Plan year. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation (as defined in the Plan) to total compensation of all participants during the year.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer matching contributions, if any. Participant contributions, Employer matching contributions, and Employer profit-sharing contributions vest immediately.

Investment of Funds

Participants direct the investment of their contributions, and employer discretionary matching cash contributions into various investment options offered by the Plan. The Plan currently offers a broad range of mutual funds, a Company common stock fund, a self-directed brokerage account, a collective trust, and a benefit responsive investment contract as investment options for participants. Participants have primarily purchased shares of mutual funds, common and preferred stock and money market funds through the self-directed brokerage account.

Participant Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to Great West Financial Retirement Plan Services, LLC (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed five years, and in certain circumstances, greater than five years as defined in the Plan document. If a participant’s employment terminates for any reason and no payment is made by the end of the second quarter following the last payment date, the loan balances will be deemed distributed and become taxable income to the participant. Participants may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 4.25% to 9.25% during both 2017 and 2016 with maturities through 2027.

Participant loans are classified as receivables in the Statements of Net Assets Available for Plan Benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income is comprised of dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock. Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence distributions from the Plan no later than within a year of attaining the age of 70½.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Collective trust investments in the prior year have been reclassified to conform to current year presentation. This reclassification had no effect on the 2016 increase in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various options to invest in any combination of stocks, bonds, fixed income securities and other investment securities. Those investment options are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk. The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between Great West Trust Company, LLC (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in collective trusts are reported at fair value as determined based on net asset value as provided by the Recordkeeper.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Payment of Benefits

Benefits are recorded when paid.

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic (“ASC”) 820, Fair value measurements and disclosures for all financial assets and non-financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 established a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. Level 1 inputs use unadjusted quoted prices for identical instruments traded in active markets. Level 2 inputs use significant inputs other than Level 1, observable directly or indirectly. Level 3 uses significant unobservable inputs. The following section describes the valuation methodologies we use to measure different financial assets at fair value. There were no transfers between levels during the years ended December 31, 2017 or December 31, 2016.

Mutual Funds

Valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts

Valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the Recordkeeper, and is used as a practical expedient to estimating fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount materially different than the reported NAV.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Interest Bearing and Non-Interest Bearing Cash

The fair values are based on net asset values of the short-term investment funds.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016. There are currently no redemption restrictions on these investments.

	December 31, 2017			December 31, 2016
	Fair Value Measurements			Fair Value Measurements
	Using Input Type			Using Input Type
	Level 1	Level 2	Total	Level 1	Level 2	Total

Mutual funds	$166,086,480	$-	$166,086,480	140,984,738	$-	$140,984,738
Ethan Allen common stock	8,672,299		8,672,299	12,871,883		12,871,883
Self-directed brokerage accounts	2,072,917		2,072,917	1,825,678		1,825,678
Total investments measured at fair value	$176,831,696	$-	$176,831,696	155,682,299	$-	$155,682,299

Collective trusts, measured at net asset value (a)			23,021,835			25,169,472

Investments, at fair value			$199,853,531			$180,851,771

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. The December 31, 2016 amount has been added to conform to the current year presentation.

4)	Fair Value of Investments in Certain Entities that Calculate Net Asset Value per share (or its Equivalent)

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2017 and 2016:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2017	2016	Commitment	Frequency	Notice Period

Collective Trusts	$23,021,835	25,169,472	None	Daily	None

The Plan invests in the JPMorgan Stable Value Fund, which is a common collective trust. This fund seeks to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds. The fund is primarily comprised of investment contracts called benefit responsive wraps ("wrap contracts") that are issued by banks and insurance companies. The wrap contracts help to stabilize the value and returns of the fund. These contracts are backed by fixed income portfolios that primarily consist of U.S. Treasury, Agency, Investment Grade Corporate, Mortgage-Backed and Asset-Backed Securities. There have been no changes in valuation methodology as of December 31, 2017 and 2016.

(5)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(6)	Parties-in-Interest

At December 31, 2017 and 2016, approximately 4% and 7% of Plan assets, respectively, were held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2017, the Plan received dividend income on Company common stock totaling $252,295.

(7)	Administrative Expenses

In 2017, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid for recordkeeping and trust services amounted to $117,389 for the year ended December 31, 2017. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’ net asset values.

(8)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated March 14, 2013, which expires on January 31, 2018, stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2017 or 2016.

RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of issue, borrower,	Number of	Current
lessor, or similar party	Shares/Units	Value
Mutual Funds:
American Beacon Small Cap Value Investor Fund	59,756	$1,578,165
Artisan MidCap Growth Fund	354,676	13,516,709
Dodge & Cox International Stock Fund	175,924	8,148,783
JPMorgan MidCap Value-Select Fund	273,488	10,890,286
MainStay Large Cap Growth - I	3,474,250	33,734,968
PIMCO Total Return - Inst	459,949	4,723,674
T Rowe Price Retirement 2005 - Adv	67,735	921,191
T Rowe Price Retirement 2010 - Adv	153,530	2,794,252
T Rowe Price Retirement 2015 - Adv	100,588	1,502,780
T Rowe Price Retirement 2020 - Adv	586,441	13,130,404
T Rowe Price Retirement 2025 - Adv	255,679	4,474,385
T Rowe Price Retirement 2030 - Adv	542,329	13,943,283
T Rowe Price Retirement 2035 - Adv	238,392	4,503,228
T Rowe Price Retirement 2040 - Adv	265,917	7,179,772
T Rowe Price Retirement 2045 - Adv	134,232	2,464,496
T Rowe Price Retirement 2050 - Adv	213,071	3,279,166
T Rowe Price Retirement 2055 - Adv	104,785	1,623,125
T Rowe Price Retirement 2060 - Adv	13,193	158,574
T Rowe Price US Bond Index	701,021	7,711,228
Vanguard Institutional Index Fund	59,785	14,555,255
Vanguard Equity Income - Admiral	79,358	6,185,968

Vanguard Total Intl. Stock Index - Instl	74,300	9,066,788
Common Stock
* Ethan Allen Interiors, Inc.	303,227	8,672,299
Self-Directed Brokerage Fund	various, including registered investment companies, common stocks, money market funds and cash	2,072,917
Collective Trusts:
JPMorgan Stable Value Fund	187,735	23,021,835
* Participant Loans	4.25% to 9.25% maturing through 2027	4,376,897
		$204,230,428
*	Denotes a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

By: Ethan Allen Interiors Inc.

Date: June 28, 2017	By: /s/ Corey Whitely

Corey Whitely

Executive Vice President, Administration, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit

No.	Description

23.1	Consent of RSM US LLP.